EXHIBIT 99.1

POET Technologies Reports Second Quarter Financial Results and Provides Outlook  for Second Half 2016

Expects Second Half Revenue to Double over First Half 2016

SAN JOSE, Calif., Aug. 30, 2016 (GLOBE NEWSWIRE) -- POET Technologies Inc. (the “Company” or “POET”) (OTCQX:POETF) (TSX Venture:PTK), a developer of opto-electronics fabrication processes for the semiconductor industry, reported consolidated financial results for the period ended June 30, 2016. These interim financial results along with the Management Discussion and Analysis have been filed on SEDAR.

The Company reported sales of $576,741, which reflects six weeks of revenue from its acquisition of DenseLight Semiconductor on May 11, 2016. Reported sales represented 56% of the total sales of $1,037,882 in the first half of 2016 based on the unaudited financials of DenseLight.

First Half 2016 Highlights:

  Launched joint 18-month development initiative with the Institute of Micro Electronics Engineering, a Singapore Agency for Science, Technology and Research for smart pixel applications specifically targeting the augmented reality market;
  Successfully validated transfer of the POET Platform process to a 6-inch high volume production foundry;
  Demonstrated a resonant cavity detector fabricated at the Company’s foundry supplier with superior performance.
  Acquired DenseLight, a Singapore-based global provider of innovative photonic optical light source products and solutions to the communications, medical, instrumentations, industrial, defense, and security industries, as well as a cost-effective manufacturer of photonics products and services; and
  Acquired BB Photonics Inc., a New Jersey company that is a designer of integrated photonic solutions for the data communications market.

“Through disciplined and focused execution, we continued to make solid progress during the quarter on our 2016 plan," said Suresh Venkatesan, Chief Executive Officer of POET Technologies.  "In addition to efforts to improve our operations, we made further progress on the development of the POET Platform during the quarter and were pleased to announce the first demonstrations of functional NHFETs on the integrated platform.  We are relentlessly focused on delivering shareholder value and expanding our R&D to capitalize on opportunities in current and new market segments.”

As previously announced, the acquisition of DenseLight and BB Photonics has added experienced engineers, IP and know-how, technologies, products as well as customers to the POET portfolio. With these strategic acquisitions, the Company is well positioned to offer differentiated IP and products to expand its reach in Data Communications (both within the Data Center and to Long Haul applications) and Photonic Sensing applications.  These acquisitions have expedited the Company’s roadmap to commercialization and revenue, while also providing direct and preferred access to a fab infrastructure for POET VCSEL and other product development, access to product sales and channel distribution networks, as well as a broader portfolio of photonic products.

Outlook for Second Half of 2016
POET expects revenue in the second half of 2016 to exceed $2,000,000, driven primarily by the increased sales of sensor products weighted toward the end of the year. The Company is unlocking the potential of a newly acquired portfolio of products, technology, fab operations, and customer base through investments in growth markets. POET plans to announce several new products in the second half of the year, which is expected to support continued growth into 2017. The Company also expects the DenseLight business unit to reach positive operating cash flow by the first quarter of 2017, helping to fund POET’s future product roadmap.

Appointment of Investor Relations Counsel
POET Technologies also announced that effective immediately the Company has appointed Shelton Group as the Company’s Investor Relations counsel, replacing the prior IR firm Robert Ferri Partners.

“The appointment of Shelton Group marks the next phase in POET’s goal to establish itself as a profitable growth company leveraging its unrivaled intellectual property in integrated opto-electronics technology,” said POET Chief Executive Officer Suresh Venkatesan. “Our entire team welcomes the Shelton Group, who has worked with a number of semiconductor companies over the past two decades.  We also appreciate the contributions of our previous IR counselors, and we thank them for their service.”

Jodi Shelton, Founder, CEO and President of Shelton Group, stated, “We are very pleased to have been selected by POET to manage their investor relations program. Shelton brings a wealth of experience and relevant industry knowledge to the partnership along with expansive relationships on the Street. We look forward to working with the Company’s management team and board to help bring expanded visibility to POET’s story and disruptive technology as the Company approaches a significant inflection point in their business.”

For more information about Shelton Group, please visit the company’s website at www.sheltongroup.com. The appointment is subject to approval of the TSX Venture Exchange.

About POET Technologies Inc.
POET (Planar Opto-Electronic Technology) is a developer of opto-electronics and Photonic fabrication processes and products. Photonics integration is fundamental to increasing functional scaling and lowering the cost of current Photonic solutions.  POET believes that its advanced opto-electronics process platform enables substantial improvements in energy efficiency, component cost and size in the production of smart optical components, the engines driving applications ranging from data centers to consumer products to military applications. Silicon Valley-based POET’s patented module-on-a-chip process, which integrates digital, high-speed analog and optical devices on the same chip, is designed to serve as an industry standard for smart optical components. More information may be obtained at www.poet-technologies.com.

ON BEHALF OF THE BOARD OF DIRECTORS
(signed) “John F. O’Donnell”, Secretary

For further information:
Shelton Group
Brett L. Perry
P: +1-214-272-0070
Leanne K. Sievers
P: +1-949-224-3874
E: sheltonir@sheltongroup.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding an outlook. Such statements include the Company’s expectations regarding :

  the Company being well positioned to offer differentiated IP and products to expand its reach in Data Communications (both within the Data Center and to Long Haul applications) and Photonic Sensing applications;
  the acquisitions having expedited the Company’s roadmap to commercialization and revenue, while also providing direct and preferred access to a fab infrastructure for POET VCSEL and other product development, access to product sales and channel distribution networks, as well as a broader portfolio of photonic products;
  its expectation to double revenue over the first half of the year with sales exceeding $2,000,000, driven primarily by the increased sales of sensor products weighted toward the end of the year;
  its plans to announce several new products in the second half of the year, which is expected to support continued growth into 2017; and
  its expectations to reach positive operating cash flow in the DenseLight unit by the first quarter of 2017, helping to fund POET’s future product roadmap.

They also include the Company’s expectations with respect to the capability, functionality, performance and cost of the Company’s technology.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding future growth, plans for and completion of projects by the Company’s third party relationships, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third party relationships, risks affecting the Company’s ability to execute projects, the ability to attract key personnel, and the inability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward- looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

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